# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Millrose Properties, Inc., CIK 0002017206
CUSIP: 601137102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0000920760
Persons authorized to receive notices and communications: Mark Sustana, 5505 Waterford District Drive, Miami, Florida (FL), 33126, (305) 559-4000

## Reporting persons
- Lennar Corporation (CIK 0000920760): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 33,200,053; shared voting power 0; sole dispositive power 33,200,053; shared dispositive power 0; aggregate amount beneficially owned 33,200,053 (21.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Millrose Properties, Inc.
Address of issuer's principal executive offices: 600 Brickell Avenue, Suite 1400, Miami, Florida (FL), 33131

## Item 2. Identity and Background
Name of person filing: Lennar Corporation ("Lennar"), a Delaware corporation
Residence or business address: 5505 Waterford District Drive, Miami, Florida 33126
Present principal occupation or employment: The principal business of Lennar is homebuilding.
Criminal convictions in the last five years: During the last five years, Lennar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Lennar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Lennar is a corporation organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On February 7, 2025, Lennar completed the previously announced taxable spin-off (the "Spin-Off") of the Issuer through the distribution of approximately 80% of the outstanding shares of the Issuer's Class A and Class B Common Stock to holders of Lennar Class A and/or Class B common stock (the "Distribution"), as described in the Issuer's Registration Statement on Form S-11, as amended, and the accompanying prospectus, filed by the Issuer on January 17, 2025. Following the Distribution, Lennar will temporarily retain and not vote approximately 33,200,053 shares of Class A common stock of the Issuer (representing approximately 20% of the total outstanding shares of the Issuer's Class A and Class B common stock) (the "Retained Shares"), which Lennar expects to dispose of through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions.

## Item 4. Purpose of Transaction
Purpose of transaction: The response set forth in Item 3 is incorporated by reference into this Item 4. At the time of this filing, there are no other plans or proposals in connection with the securities acquired.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 through 13 are incorporated by reference into this Item 5. The percentage presented in Row 13 above is calculated based on 154,180,454 outstanding shares of Class A common stock of the Issuer as of February 7, 2025, as reported in the Issuer's Current Report on Form 8-K filed on February 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 on the cover page to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On February 7, 2025, Lennar completed the Distribution as described in Item 3.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Spin-Off, Lennar and Millrose entered into the Distribution Agreement dated January 16, 2024 pursuant to which Lennar agreed not to exercise any voting rights with respect to the Retained Shares in connection with any matter that may be voted upon by the stockholders of Millrose for as long as Lennar retains ownership of the Retained Shares. In connection with the future disposition of the Retained Shares, Lennar and Millrose also entered into a Registration Rights Agreement, pursuant to which Millrose agreed that, upon the exercise of Lennar's demand registration rights, subject to certain limitations, Millrose will use its reasonable best efforts to effect the registration of the Retained Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EX-99.1 -- Form of Distribution Agreement between Lennar and Millrose (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-11 filed with the Securities and Exchange Commission by the Issuer on December 18, 2024, as subsequently amended) (https://www.sec.gov/Archives/edgar/data/2017206/000119312524280883/d811267dex21.htm)
EX-99.2 -- Registration Rights Agreement between Lennar and Millrose (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Issuer on February 7, 2025) (https://www.sec.gov/Archives/edgar/data/2017206/000119312525022336/d760441dex103.htm)

## Signatures
- Lennar Corporation: /s/ Mark Sustana, Mark Sustana / Vice President, General Counsel and Secretary (02/14/2025)